Exhibit 99.8

Crowe MacKay LLP

1100 - 1177 West Hastings Street

Vancouver, BC V6E 4T5

Main +1 (604) 687 4511

Fax    +1 (604) 687 5805

www.crowemackay.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated July 27, 2021, relating to the consolidated financial statements of ImmunoPrecise Antibodies Ltd. Incorporated by reference in this annual report on Form 40-F.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

July 28, 2022